United States securities and exchange commission logo





                              October 18, 2023

       Yuan Li
       Chief Executive Officer
       JIADE LIMITED
       Unit 2-02, Puningdun Business Plaza
       No. 1702 and 1706 Minjiang Road
       Jinjiang District, Chengdu City, Sichuan Province
       The People   s Republic of China, 610000

                                                        Re: JIADE LIMITED
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted September
21, 2023
                                                            CIK No. 0001976908

       Dear Yuan Li:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your response to comment 4. It appears that the discussion of the consequences of your failure to
"receive or maintain such approval, or [of] inadvertently
                                                        conclud[ing] that such
approval is not required, or [of a change in] applicable laws, regulations, or
interpretations" is limited to laws that "PRC regulatory authorities may in the future promulgate."
Here and on page 2 please revise to clarify that the consequences also apply with respect
to the laws that are currently in effect.
 Yuan Li
FirstName LastNameYuan Li
JIADE LIMITED
Comapany
October 18,NameJIADE
            2023       LIMITED
October
Page 2 18, 2023 Page 2
FirstName LastName
Capitalization, page 2

2. Please remove the as adjusted (over-allotment option exercised column) from your capitalization table.
Risk Factors, page 14

3. We note your response to comment 1 that your "largest shareholder, Mr. Yuan Li, will hold approximately 47% of the aggregate voting power of [the] issued and outstanding ordinary shares, assuming no exercise of the underwriters over-allotment option." Please include a risk factor discussing the influence that Mr. Li will have on the company and matters to be decided by stockholders, or tell us why such disclosure is inappropriate.
Related Party Transactions, page 105

4. We note your response to comment 20. It appears that this section speaks as of June 30,
         2023; please revise to provide the disclosure as of the date of the prospectus.
Notes to Consolidated Financial Statements
Note 2 - Summary of significant accounting policies
Revenue recognition, page F-12

5. We note your response to prior comment 22. The transaction price of your customer contracts appears to depend on the number of students serviced per page 59 and
         60. Please disclose how you determine the transaction price for your contracts and at what point during the contract you bill your customers. Refer to ASC 606-10-50-12 and
         20.
General

6. We note your response to comment 24 and reissue in part. Please further revise your disclosure on page 30 and elsewhere as appropriate to specifically discuss the role of the board of directors in overseeing cybersecurity threats and managing the related risks, including in connection with the company's software and data protection.
       Please contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Lisa Forcht